Exhibit 99.(p)

KKR INCOME OPPORTUNITIES FUND

SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this Tuesday, June 11, 2013 by and between KKR Income Opportunities Fund, a Delaware statutory trust (the “Fund”), and KKR Fund Holdings L.P. (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed-end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 10,000 shares of beneficial interest (the “Common Shares”) for a purchase price of $10.00 per share.

NOW THEREFORE, IT IS AGREED:

1.              The Subscriber subscribes for and agrees to purchase from the Fund 10,000 Common Shares for a purchase price of $10.00 per share. Subscriber agrees to make payment for these Common Shares at such time as demand for payment may be made by an officer of the Fund.

2.              The Fund agrees to issue and sell said Common Shares to Subscriber promptly upon its receipt of the purchase price.

3.              To induce the Fund to accept its subscription and issue the Common Shares subscribed for, the Subscriber:

a.              Represents and warrants that it has no present intention of selling or redeeming the Common Shares subscribed for under this Subscription Agreement.

4.              This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.              This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole J. Macarchuk
Name:	Nicole J. Macarchuk
Title:	Secretary and Vice President

KKR FUND HOLDINGS L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Director